Exhibit 5

News Release

RINKER CEO TO PRESENT AT CONSTRUCTION MATERIALS CONFERENCE ON MARCH 7

The CEO of Rinker Group Limited (“Rinker”) will make a presentation at the Davenport Construction Materials & Basic Industry Conference to be held in New York at The Roosevelt Hotel on Tuesday March 7, 2006.

The presentation will commence at approximately 10:40 am EST (equivalent to 2:40 am Sydney time on Wednesday 8th).  A live audio webcast of the presentation will be accessible via the Rinker website www.rinkergroup.com and will also be available for replay after the event.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Net profit after tax was over US$490 million for the fiscal year ended 31 March 2005. Market capitalization is around US$11 billion. The Rinker group has more than 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from Rinker Materials in the US.

Rinker stock is listed on ASX and NYSE under the symbol RIN.

For further information, please contact Debra Stirling, Vice President Corporate Affairs & Investor Relations, on mobile/cell 0419 476 546 (international + 61 419 476 546)

March 3, 2006                                                                                                                                                                    RIN 12-06

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au